SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: January, 2010	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.

Calgary, Alberta,

Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                      Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                       No     X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: January 14, 2010	By:	/s/ Gary J. Daniel
	Name:	Gary J. Daniel
	Title:	Corporate Secretary & Senior Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release, dated January 14, 2010

Exhibit 1

NEWS RELEASE

Agrium to nominate two directors for election to CF’s Board of Directors and calls for removal of poison pill

January 14, 2010—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta—Agrium Inc. (TSX and NYSE: AGU) today notified CF Industries Holdings, Inc. (NYSE: CF) that Agrium will nominate two independent and highly qualified directors for election to CF’s board of directors at CF’s 2010 annual meeting of stockholders. Agrium also notified CF that it intends to seek CF stockholder approval for a resolution requesting that the CF board redeem CF’s poison pill.

“We remain fully committed to acquiring CF and believe the CF board of directors has failed to uphold its stockholders’ interests by continuing to ignore Agrium’s strategically and financially compelling offer, currently valued at $110.32 per CF share,” said Mike Wilson, Agrium’s President and CEO. “We believe CF stockholders are entitled to the opportunity to benefit from our offer which they have consistently supported. Accordingly, we are nominating two highly qualified, independent individuals with extensive fertilizer industry experience to CF’s board in an effort to bring objectivity to CF’s board.”

Agrium’s two nominees are:

•	L. Kenny Cordell, former Chairman and Chief Executive Officer of United Agri Products, and a former senior executive in agricultural chemicals at Rohm & Haas, BASF and FMC.

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Michael E. Ducey, current Director and Chairman of the Audit Committee of Verso Paper Holdings Corp., current Non-Executive Chairman of the Board of Texas Petrochemical, Inc. and former Director of United Agri Products.

Agrium has notified CF in accordance with CF’s bylaws, although CF’s 2010 annual meeting has not yet been scheduled.

Agrium also announced that it has extended the expiration date of its offer to acquire CF for $45.00 in cash plus one Agrium share per CF share until 12:00 midnight, New York City time, on February 22, 2010. As of 5:00 p.m., New York City time, on January 13, 2010, approximately 13.8 million shares of CF’s outstanding common stock had been tendered into and not withdrawn from the exchange offer.

Additional Information

RBC Capital Markets, Goldman, Sachs & Co., and Scotia Capital are acting as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP as legal counsel; and Georgeson Inc. as information agent in connection with Agrium’s offer.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to Agrium’s information agent for the exchange offer, Georgeson Inc., toll-free at (866) 318-0506. Offering materials are also available on the SEC’s web site at http://www.sec.gov/. CF stockholders are urged to read the offering materials filed by Agrium, which contain important information about the offer. For further information regarding Agrium’s offer for CF, please visit http://www.agrium.com/.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: http://www.agrium.com/.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium intends to file a proxy statement and other relevant materials with the SEC in connection with the solicitation of proxies for the 2010 annual meeting of stockholders of CF. Agrium, Agrium U.S. Inc. (“Agrium U.S.”), North Acquisition Co. (“North”), their respective directors and executive officers and individuals nominated by Agrium for election to CF’s board of directors are deemed to be participants in the solicitation of proxies from CF stockholders for CF’s 2010 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in Amendment No. 1 to the Schedule 14A filed with the SEC on January 14, 2010.

Agrium, Agrium U.S., North, their respective directors and executive officers and certain other persons are also deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

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All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, the failure of CF stockholders to elect Agrium’s nominees as directors of CF at its 2010 annual stockholder meeting, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, the possibility that a regulatory agency may challenge Agrium’s proposed acquisition of CF pursuant to competition laws, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and

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the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Media:

Drew Brown/Briana Kelly

Sard Verbinnen & Co

(212) 687-8080

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